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# AVTO METALS PUBLIC LIMITED COMPANY

**Unaudited Financial Statements**
**for the nine months ending 31 December 2006**
**for the third quarter of Fiscal Year 2007**

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## AVTO METALS PUBLIC LIMITED COMPANY
**Registered No (Gibraltar) 92964**

**PROFIT AND LOSS ACCOUNT**
**For the nine months ended 31 December 2006**

| | 30 Dec 2006<br>$ | 30 Dec 2005<br>$ |
|---|---|---|
| **Expenditure** | | |
| Administration fees | 48,600 | 48,600 |
| **Loss for the period** | 48,600 | 48,600 |
| **Accumulated Loss at beginning of the period** | 81,000 | 16,200 |
| **Accumulated Loss at end the period** | $ 129,600 | $ 64,800 |

## AVTO METALS PUBLIC LIMITED COMPANY

**Registered No (Gibraltar) 92964**

**BALANCE SHEET**
**As at 31 December 2006**

| | 30 Dec 2006<br>$ | 30 Dec 2005<br>$ |
|---|---|---|
| **Current Assets** | | |
| Accounts Receivable | 1,074,220 | 1,077,020 |
| **Total Net Assets** | $ 1,074,220 | $ 1,077,020 |
| **Capital and Reserves** | | |
| Issued Share Capital | 53,648 | 53,586 |
| Share Premium Account | 1,150,172 | 1,088,234 |
| Accumulated Loss | (129,600) | (64,800) |
| **Total Shareholders' Funds** | $ 1,074,220 | $ 1,077,020 |
| **Number of Shares in Issue** | 5,364,815 | 5,358,606 |

**Company Number: 92964**

*THE COMPANIES ORDINANCE*

# Particulars of Directors and Secretaries and of any changes therein

Pursuant to Section 136

Presented by: **FIDECS MANAGEMENT (GIBRALTAR) LIMITED**
**Montagu Pavilion, 8-10 Queensway, Gibraltar**

Particulars of the Directors and Secretaries of:

**AVTO METALS PUBLIC LIMITED COMPANY**

and of any changes therein. (see overleaf)

*(Signature)* ______________________

Andrew Gardner

For and on behalf of
Fidecs Management (Gibraltar) Limited

*(State whether Director or Secretary)* Secretary

Dated the 26th day of February, 2007

82-

List of the Directors and Secretaries of **AVTO METALS PUBLIC LIMITED COMPANY** and of any changes therein

| Position | Christian Name(s) and Surname | Usual Residential Address | Present Nationality (Nationality of Origin) | Description | Particulars of Changes |
|---|---|---|---|---|---|
| **Director** | **Stuart Harbron** | **44 Swing Gate Lane, Berkhamstead, HP4 2LL, Hertfordshire, United Kingdom.** | **British** | **Consultant** | **Has changed occupation with effect from 1 January 2006.** |
| **Director** | **Rodney T. Cox** | **23545 NW Skyline Boulevard, North Plains, Oregon 97133-9204, United States of America.** | **American** | **Company Director** | **Amended address.** |
| **Director** | **Isaiah W. Cox** | **3505 Bancroft Road, Baltimore, Maryland 21215-3106, United States of America.** | **American** | **Company Director** | **Amended address.** |
| **Director** | **Peter Vanderwicken** | **P.O. Box 66, 4420 Wismore Road, Carversville, Pennsylvania 18913-0066, United States of America.** | **American** | **Company Director** | **Amended address.** |
| **Director** | **Peter Vanderwicken** | **P.O. Box 66, 4420 Wismore Road, Carversville, Pennsylvania 18913-0066, United States of America.** | **American** | **Company Director** | **Amended occupation.** |
| **Director** | **Stuart Harbron** | **44 Swing Gate Lane, Berkhamstead, HP4 2LL, Hertfordshire, United Kingdom.** | **British** | **Consultant** | **Amended address.** |

| | | | | | |
|---|---|---|---|---|---|
| Director | Wayne S. Marshall | 3101 Linkwood Drive,<br>Houston,<br>Texas 77025-3815,<br>United States of America. | American | Company Executive | Has changed address with effect from 6 February 2006. |
| Secretary | FIDECS MANAGEMENT LIMITED | Montagu Pavilion,<br>8-10 Queensway,<br>Gibraltar. | N/A | Corporate Body | Resigned with effect from 1 March 2006. |
| Secretary | FIDECS MANAGEMENT (GIBRALTAR) LIMITED | Montagu Pavilion,<br>8-10 Queensway,<br>Gibraltar. | N/A | Corporate Body | Appointed with effect from 1 March 2006. |

END